                                                                  Exhibit (a)1
                                OFFER OF PREMIUM

                               UNISYS CORPORATION
                        OFFER OF PREMIUM UPON CONVERSION
                OF UP TO $294,000,000 IN PRINCIPAL AMOUNT OF ITS
                 8 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2006

                 ($299,000,000 IN PRINCIPAL AMOUNT OUTSTANDING)

THE CONVERSION OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 8, 1997, UNLESS EXTENDED.

     Unisys Corporation, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Offer of Premium Upon Conversion (the "Offer of Premium") and the accompanying Notice of Special Conversion (the "Notice of Special Conversion" which, together with the Offer of Premium, constitute the "Conversion Offer") to pay a cash premium (the "Conversion Premium") equal to $155.00 plus accrued and unpaid interest from September 15, 1997 to the Expiration Date (as defined below) for each $1,000 in principal amount of its 8 1/4% Convertible Subordinated Notes due 2006 (the "2006 Notes," the holder of such a 2006 Note being referred to herein as a "Noteholder" or "Holder") that is converted into Common Stock, par value $.01 per share (the "Common Stock"), of the Company prior to the Expiration Date. A Noteholder whose 2006 Notes are accepted for conversion pursuant to the Conversion Offer will receive 145.4545 shares of Common Stock (based upon the 2006 Notes' original conversion price of $6.875 per share of Common Stock) and the Conversion Premium for each $1,000 in principal amount of 2006 Notes which is accepted by the Company for conversion. Noteholders are not entitled to appraisal rights in connection with the Conversion Offer.

     The Conversion Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Monday, December 8, 1997, or, if the Conversion Offer is extended by the Company, in its sole discretion, the latest date and time to which the Conversion Offer is extended (the "Expiration Date"). Tenders of 2006 Notes for conversion may be withdrawn at any time prior to the Expiration Date and, unless accepted for conversion by the Company, may be withdrawn at any time after forty business days after the date of this Offer of Premium. If more than $294 million in principal amount of 2006 Notes is properly tendered for conversion and not withdrawn prior to the Expiration Date, the Company will accept 2006 Notes for conversion pursuant to the Conversion Offer on a pro rata basis (subject to certain adjustments to avoid conversions of 2006 Notes other than in increments of $1,000). Any 2006 Notes which are tendered but not accepted for conversion pursuant to the Conversion Offer will be returned to the tendering Noteholder. Holders of 2006 Notes which are not converted into Common Stock pursuant to the Conversion Offer will not be entitled to receive the Conversion Premium upon conversion of such 2006 Notes. The Company expressly reserves the right to (i) extend, amend or modify the terms of the Conversion Offer in any manner and (ii) withdraw or terminate the Conversion Offer at any time for any reason. See "The Conversion Offer -- Expiration Date; Extensions; Amendments; Termination."

     The Common Stock and the 2006 Notes are traded on the New York Stock Exchange (the "NYSE") under the symbols "UIS" and "UIS 8C06," respectively. On November 6, 1997, the last reported sale price of the Common Stock on the NYSE was $13 13/16 per share and the last reported sale price of the 2006 Notes in the over-the-counter market was $212 per $100 in principal amount of 2006 Notes.

     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE CONVERSION OFFER AND AN INVESTMENT IN THE COMMON STOCK.

NEITHER THIS TRANSACTION NOR THE SECURITIES TO BE ISSUED UPON CONVERSION OF THE
  2006 NOTES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
 OR ADEQUACY OF THIS OFFER OF PREMIUM. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

             The date of this Offer of Premium is November 7, 1997.

     Neither the Company nor its Board of Directors makes any recommendation that Holders tender or refrain from tendering their 2006 Notes pursuant to the Conversion Offer and no one has been authorized to make any such recommendation on behalf of the Company. Each Holder should decide for himself or herself whether to tender 2006 Notes pursuant to the Conversion Offer. This is a matter for each Holder to determine after consultation with his or her advisors, including tax counsel, on the basis of his or her own financial position and requirements.

     The Conversion Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company, therefore, will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting conversions of 2006 Notes. Employees of the Company will answer inquiries concerning the Conversion Offer, but they will not receive additional compensation therefor. Georgeson & Company Inc., as the Information Agent, and The Bank of New York, as the Conversion Agent, will assist holders of 2006 Notes in obtaining copies of the materials relating to the Conversion Offer.

     The Company has made no arrangements for and has no understanding with any broker, dealer, salesman or other person regarding the solicitation of conversions hereunder, and no person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Offer of Premium in connection with the Conversion Offer. If given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Offer of Premium nor any conversion pursuant to the Conversion Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Company and its subsidiaries since the respective dates as of which information is given herein.

     This Offer of Premium does not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation would be unlawful. The Conversion Offer is not being made to, and tenders will not be accepted from, Noteholders in any jurisdiction in which the Conversion Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

               CONVERSION AGENT, INFORMATION AGENT AND ASSISTANCE

     The Bank of New York is the Conversion Agent in connection with the Conversion Offer. All documents necessary to effect a conversion of 2006 Notes pursuant to the Conversion Offer, including the Notice of Special Conversion, should be addressed to the Conversion Agent at one of its addresses set forth on the back cover of this Offer of Premium. Any questions or requests for assistance may be directed to the Conversion Agent at The Bank of New York, Floor 7E, 101 Barclay Street, New York, New York 10286, Attn: Enrique Lopez, Reorganization Section; telephone: (212) 815-2742. Georgeson & Company Inc. is the Information Agent in connection with the Conversion Offer. Any questions or requests for assistance may also be directed to the Information Agent at Wall Street Plaza, New York, New York 10005; telephone: (800) 223-2064. Holders of 2006 Notes requiring additional information or assistance may contact Unisys Investor Relations, at Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424; telephone: (215) 986-6999.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial statements and other matters.

     The Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 under the Exchange Act with respect to the Conversion Offer (the "Tender Offer Statement"). As permitted by the rules and regulations of the Commission, this Offer of Premium, which constitutes a part of the Tender Offer Statement, does not contain certain information, exhibits and undertakings contained in the Tender Offer Statement. Such additional information may be inspected at and obtained from the Commission in the manner set forth below. For further information, reference is made to the Tender Offer Statement and to the exhibits thereto. Statements contained herein concerning any such documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Tender Offer Statement. Each such statement is qualified in its entirety by such reference.

     Such periodic reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website that contains reports, proxy statements and other information regarding the Company. The address of the website is http://www.sec.gov. Such reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents have been filed with the Commission pursuant to the Exchange Act and are incorporated by reference into this Offer of Premium:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

          2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997.

          3. The Company's Current Report on Form 8-K dated October 7, 1997.

          4. The description of the Company's Common Stock contained in the registration statement of Burroughs Corporation ("Burroughs"), the predecessor to the Company, on Form 8-B dated May 22, 1984 (as amended on Form 8 dated May 7, 1991), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          5. The description of the Company's Preferred Share Purchase Rights contained in the Registration Statement of Burroughs on Form 8-A dated March 11, 1986 (as amended on Forms 8 dated, respectively, April 16, 1986, July 8, 1987 and May 7, 1991 and on Form 8-A/A dated February 26, 1996), filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

          6. The description of the 2006 Notes contained in the Company's prospectus dated March 4, 1996 filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act").

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Conversion Offer shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statements contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     The Company will provide without charge to each person to whom a copy of this Offer of Premium is delivered, on written or oral request, copies of any or all documents incorporated by reference herein (other than the exhibits thereto unless such exhibits are incorporated specifically by reference therein). Requests should be directed to Unisys Corporation, Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424, Attention: Financial Communications; Telephone (215) 986-5777. In order to ensure timely delivery of the documents, any such request should be made not later than five business days prior to the Expiration Date.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Conversion Agent, Information Agent and Assistance....................................    2
Available Information.................................................................    2
Information Incorporated by Reference.................................................    3
Summary...............................................................................    5
Recent Developments...................................................................    8
Risk Factors..........................................................................    8
Price Range of Common Stock and 2006 Notes and Dividend Policy........................   11
Capitalization........................................................................   12
Selected Historical Consolidated Financial and Operating Information..................   13
Unaudited Pro Forma Consolidated Financial Information................................   14
The Conversion Offer..................................................................   15
  General.............................................................................   15
  Purpose of the Conversion Offer.....................................................   15
  Terms of the Conversion Offer.......................................................   15
  Proration...........................................................................   16
  Expiration Date; Extensions; Amendments; Termination................................   17
  Procedures for Acceptance of Conversion Offer.......................................   17
  Withdrawal of Tendered 2006 Notes...................................................   19
  Notice of Special Conversion........................................................   20
  Conversion Agent and Information Agent..............................................   20
  Financial Advisor...................................................................   21
  Accrued Interest on 2006 Notes......................................................   21
  Security Ownership of 2006 Notes....................................................   21
  Fees and Expenses...................................................................   21
Description of Capital Stock..........................................................   21
Transfer Agent and Registrar..........................................................   26
Source and Amount of Funds............................................................   26
Certain Federal Income Tax Considerations.............................................   26
Miscellaneous.........................................................................   29

                                    SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the detailed information and financial statements, including the notes thereto, contained elsewhere in this Offer of Premium or incorporated herein by reference.

                                  THE COMPANY

     The Company is an information management company that provides information services, technology, software and customer support on a worldwide basis. The Company operates in the information management business segment.

     The Company was incorporated in February 1984 under the laws of Delaware and is the successor by merger to Burroughs Corporation, a Michigan corporation incorporated in 1905. In November 1986, Sperry Corporation, a Delaware corporation incorporated in 1955, was merged with and into the Company, and the Company's name was changed to Unisys Corporation.

     The principal executive offices of the Company are located at Township Line and Union Meeting Roads, Blue Bell, Pennsylvania 19424. The Company's telephone number is (215) 986-4011.

                              THE CONVERSION OFFER

PURPOSE OF CONVERSION OFFER

     The principal purpose of the Conversion Offer is to improve the Company's finances by reducing the Company's debt and interest expense and to provide the Company with additional financial flexibility. See "The Conversion
Offer -- Purpose of the Conversion Offer".

THE CONVERSION OFFER

     Upon the terms and subject to the conditions set forth herein and in the accompanying Notice of Special Conversion, the Company is offering to pay the Conversion Premium for each $1,000 in principal amount of the 2006 Notes that is converted into Common Stock pursuant to the Conversion Offer prior to the Expiration Date; provided, however, that the Company will only accept for conversion pursuant to the Conversion Offer up to $294 million in principal amount of the 2006 Notes. A Noteholder whose 2006 Notes are tendered for conversion pursuant to the Conversion Offer will receive 145.4545 shares of Common Stock (based upon the 2006 Notes' original conversion price of $6.875 per share of Common Stock) and the Conversion Premium for each $1,000 in principal amount of 2006 Notes which are accepted by the Company for conversion. See "The Conversion Offer -- Terms of the Conversion Offer."

EXPIRATION DATE; WITHDRAWALS

     Subject to the conditions of the Conversion Offer, the Company will pay the Conversion Premium in connection with 2006 Notes validly tendered (and not withdrawn) prior to 5:00 p.m., New York City time, on the Expiration Date. The Conversion Offer will expire on the Expiration Date. Tenders of 2006 Notes pursuant to the Conversion Offer may be withdrawn at any time prior to the Expiration Date and, unless accepted for conversion by the Company pursuant to the Conversion Offer, may be withdrawn at any time after forty business days after the date of this Offer of Premium. See "The Conversion Offer -- Withdrawal of Tendered 2006 Notes" and "-- Expiration Date; Extensions; Amendments; Termination."

PRORATION

     If more than $294 million in principal amount of 2006 Notes is tendered for conversion pursuant to the Conversion Offer and not withdrawn prior to the Expiration Date, then the Company will, upon the terms and subject to the conditions of the Conversion Offer, accept 2006 Notes for conversion pursuant to the

Conversion Offer on a pro rata basis (with adjustments to avoid conversions of 2006 Notes other than in increments of $1,000). Any 2006 Notes which are tendered but not accepted for conversion pursuant to the Conversion Offer will be returned to the tendering Noteholder. Holders of 2006 Notes which are not converted into Common Stock pursuant to the Conversion Offer will not be entitled to receive the Conversion Premium upon conversion of such 2006 Notes. See "The Conversion Offer -- Proration."

EXTENSIONS, AMENDMENTS AND TERMINATION

     The Company expressly reserves the right to (i) extend, amend or modify the terms of the Conversion Offer in any manner and (ii) withdraw or terminate the Conversion Offer at any time for any reason. See "The Conversion
Offer -- Expiration Date; Extensions; Amendments; Termination."

PROCEDURES FOR ACCEPTANCE OF CONVERSION OFFER

     Each Holder of a 2006 Note wishing to accept the Conversion Offer and receive the Conversion Premium must (i) properly complete and sign the Notice of Special Conversion, or a facsimile thereof (all references in this Offer of Premium to the Notice of Special Conversion shall be deemed to include a facsimile thereof), in accordance with the instructions contained herein and therein, together with any required signature guarantees, and deliver the same to The Bank of New York, as Conversion Agent, at either of its addresses set forth on the back cover of this Offer of Premium, and cause certificates for the 2006 Notes to be received by the Conversion Agent at one of such addresses; (ii) transfer such 2006 Notes by book-entry transfer pursuant to The Depository Trust Company's Automated Tender Offer Program procedures (and a confirmation of such book-entry transfer must be received by the Conversion Agent prior to the Expiration Date); or (iii) comply with the guaranteed delivery procedures described herein. See "The Conversion Offer -- Procedures for Acceptance of Conversion Offer."

SPECIAL PROCEDURES FOR BENEFICIAL OWNERS

     Any beneficial owner whose 2006 Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to accept the Conversion Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing a Notice of Special Conversion and delivering its 2006 Notes, either make appropriate arrangements to register ownership of the 2006 Notes in such owner's name or obtain a properly completed assignment from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date. See "The Conversion Offer -- Procedures for Acceptance of Conversion Offer."

GUARANTEED DELIVERY PROCEDURES

     If a Holder desires to accept the Conversion Offer and time will not permit a Notice of Special Conversion or certificates representing 2006 Notes to reach the Conversion Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected in accordance with the guaranteed delivery procedures set forth in "The Conversion Offer -- Procedures for Acceptance of Conversion Offer."

ACCEPTANCE OF 2006 NOTES AND DELIVERY OF CONSIDERATION

     Upon the terms and subject to the conditions of the Conversion Offer, including the reservation by the Company of the right to withdraw or terminate the Conversion Offer and certain other rights, the Company will accept for conversion pursuant to the Conversion Offer up to $294 million in principal amount of the 2006 Notes that are properly tendered in the Conversion Offer and not withdrawn prior to the Expiration Date. Subject to such terms and conditions, the Common Stock and the Conversion Premium will be delivered as promptly as practicable following the Expiration Date. See "The Conversion Offer -- Terms of the Conversion Offer" and "-- Expiration Date; Extensions; Amendments; Termination."

ACCRUED INTEREST ON 2006 NOTES

     Subject to the terms and conditions of the Conversion Offer, interest accrued on the 2006 Notes from September 15, 1997 to the Expiration Date will be included in the Conversion Premium. No interest will accrue or be paid on the Conversion Premium. The 2006 Notes which are not tendered or which are not accepted for conversion pursuant to the Conversion Offer will continue to receive interest in accordance with the 2006 Notes.

COMMON AND PREFERRED STOCK

     As of September 30, 1997, there were (i) 360.0 million authorized shares of Common Stock, of which approximately 175.8 million were issued and outstanding and approximately 151.0 million were reserved for issuance upon conversion of outstanding securities (including the 2006 Notes) or pursuant to various employee benefit plans and (ii) 40.0 million authorized shares of Preferred Stock, par value $1 per share, of which the Company's Board of Directors has authorized the issuance of 30.0 million shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and 1.5 million shares of Junior Participating Preferred Stock (the "Junior Preferred Stock") and of which approximately 28.4 million shares of Series A Preferred Stock and no shares of Junior Preferred Stock were issued and outstanding. After September 30, 1997, approximately 33.7 million shares of Common Stock previously reserved for issuance were issued in connection with the call for redemption of the Company's 8 1/4% Convertible Subordinated Notes due 2000 (the "2000 Notes"). See "Recent Developments." If $294 million in principal amount of the 2006 Notes is converted pursuant to the Conversion Offer, approximately 42.8 million of the shares of Common Stock previously reserved for issuance upon conversion of the 2006 Notes will be issued and outstanding. See "Description of Capital Stock."

MARKET PRICES

     The Common Stock is listed on the NYSE under the symbol "UIS", and the Common Stock issuable upon conversion of the 2006 Notes has been listed for trading on the NYSE upon official notice of issuance. The 2006 Notes are also listed on the NYSE under the symbol "UIS 8C06". On November 6, 1997, the last reported sale price of the Common Stock on the NYSE was $13 13/16 per share and the last reported sale price of the 2006 Notes in the over-the-counter market was $212 per $100 in principal amount of 2006 Notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     For a discussion of certain federal income tax consequences, see "Certain Federal Income Tax Considerations."

UNTENDERED 2006 NOTES

     Holders of 2006 Notes who do not tender their 2006 Notes in the Conversion Offer or whose 2006 Notes are not accepted for conversion will continue to hold such 2006 Notes and will be entitled to all of the rights, and will be subject to all of the limitations, applicable thereto. To the extent that 2006 Notes are converted in the Conversion Offer, the trading market for, and liquidity of, the remaining 2006 Notes may become more limited. See "Risk Factors -- Certain Consequences to Non-Tendering Holders."

CONVERSION AGENT AND INFORMATION AGENT

     The Bank of New York has been appointed as Conversion Agent in connection with the Conversion Offer. Questions and requests for assistance, requests for additional copies of this Offer of Premium or of the Notice of Special Conversion and requests for Notices of Guaranteed Delivery should be directed to Georgeson & Company Inc., which has been retained by the Company to act as Information Agent for the Conversion Offer. The addresses and telephone numbers of the Conversion Agent and Information Agent are set forth on the back cover of this Offer of Premium.

                              RECENT DEVELOPMENTS

     On September 23, 1997, the Company announced the election of Lawrence A. Weinbach as the Company's Chairman, President and Chief Executive Officer. Mr. Weinbach is former managing partner/chief executive of Andersen Worldwide.

     On October 7, 1997, the Company called all $345 million outstanding principal amount of the 2000 Notes for redemption on October 27, 1997. The 2000 Notes were convertible, prior to the close of business on October 27, 1997 (the "Conversion Expiration Time"), into an aggregate of approximately 33.7 million shares of Common Stock. In connection with the call for redemption, the Company entered into a standby arrangement with an investment bank (the "Purchaser") providing that, if fewer than all of the 2000 Notes were surrendered for conversion prior to the Conversion Expiration Time, the Purchaser would purchase from the Company such number of shares of Common Stock as would have been issuable upon conversion of such unsurrendered 2000 Notes. Prior to the Conversion Expiration Time, approximately $344 million in principal amount of the 2000 Notes were converted into approximately 33.6 million shares of Common Stock. The Purchaser purchased an additional 0.1 million shares of Common Stock pursuant to the standby arrangement, and the proceeds were used by the Company to effect the redemption of the 2000 Notes not surrendered for conversion. As a result, no 2000 Notes are currently outstanding, and the Company has issued all of the approximately 33.7 million shares of Common Stock previously reserved for issuance in respect thereof.

                                  RISK FACTORS

     This Offer of Premium contains or incorporates by reference certain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on assumptions and are subject to risks, uncertainties and other factors that could cause the Company's actual results to differ materially from expectations. These include, but are not limited to, the risk factors set forth below. In addition to the other information contained and incorporated by reference herein, the following risk factors should be considered carefully in evaluating the Company and its business before tendering 2006 Notes pursuant to the Conversion Offer.

COMPETITIVE MARKETPLACE

     The Company operates in an industry characterized by aggressive competition, rapid technological change, evolving technology standards and short product life cycles. The Company's competitors include computer hardware manufacturers, software providers and information services companies, many of which have greater financial and other resources than the Company and are substantially less leveraged. The Company competes primarily on the basis of product performance, service, technological innovation and price. Future operating results will depend on the Company's ability to design, develop, introduce, deliver or obtain new and innovative products and services on a timely and cost-effective basis; on its ability to mitigate the effects of competitive pressures and volatility in the information technology and services market on revenues, pricing and margins; and on its ability to effectively manage the shift of its business mix away from traditional high margin product and services offerings.

HIGH LEVERAGE AND CASH REQUIREMENTS

     At both September 30, 1997 and December 31, 1996, the Company had approximately $2.3 billion in principal amount of debt (inclusive of both the 2006 Notes and the 2000 Notes), an increase of approximately $400 million from December 31, 1995. Total interest expense for the nine months ended September 30, 1997 and for the full year 1996 was $179.4 million and $249.7 million, respectively. Long-term debt of $213.0 million is scheduled to mature in 1998.

     At December 31, 1996, the Company had outstanding $1.6 billion of Series A, B and C convertible preferred stock. Dividends paid on preferred stock in 1996 amounted to $120.8 million ($106.5 million -- Series A; $14.3 million -- Series B and C). The Company redeemed all $150 million of its outstanding Series B and C preferred stock for cash during the first half of 1997.

     Cash requirements for the restructuring actions discussed below are expected to be approximately $210 million in 1997 and a total of $120 million in 1998 and thereafter. Although the Company expects annualized savings generated by the restructuring actions to more than offset cash requirements, several factors, particularly the timing of implementation of the remaining actions, could cause actual cash requirements and savings to differ from expectations.

     During the first nine months of 1997, net cash used for continuing operations was $463.2 million. For the year 1996, net cash used for continuing operations was $64.6 million. In 1996, proceeds from the issuance of debt exceeded principal payments of debt by $373.3 million. During 1995, net cash used for continuing operations was $412.4 million. In 1995, discontinued operations provided cash of $658.3 million, primarily from the sale of the Company's defense systems business.

     In June 1997, the Company entered into a two-year $200 million revolving credit facility replacing the prior one-year facility. The facility includes certain financial tests that must be met as conditions to a borrowing and provides that no loans may be outstanding for 20 consecutive days in each quarter. The facility may not be used to refinance other debt. The amount the Company may borrow at any given time is dependent upon the amount of certain of its accounts receivable and inventory.

     The Company may require continued access to financing sources to meet its cash requirements for debt maturities, restructurings and operating activities. There can be no assurance that such access will always be available to the Company or that the Company would be permitted to incur additional indebtedness under its then existing set of restrictive covenants.

RESTRUCTURINGS AND NET LOSSES

     The Company operates in an industry characterized by ongoing dramatic changes, including, in the case of the Company, a shift from higher margin to lower margin products and services. In order to improve its operating results, the Company has moved aggressively to realign its operations to reflect the rapidly changing market for information processing products and services. In 1995, the Company reported a net loss of $624.6 million ($4.35 per share), which included a fourth quarter pretax restructuring charge of $717.6 million, primarily relating to the internal realignment of the Company into three operating units and covering work force reductions, product and program discontinuances and consolidation of office facilities and manufacturing capacity. For the year ended December 31, 1996, the Company reported net income of $49.7 million, or a loss of $0.41 per share after preferred dividends. In the fourth quarter of 1996, the Company reversed certain reserves established under the 1995 restructuring plan, due to lower-than-anticipated costs for work force reductions. This reversal was offset by charges of $84 million relating to the refocusing and discontinuance of certain products and programs. The Company recorded special pretax charges of $186.2 million in 1994, $1.2 billion in 1991, $181.0 million in 1990 and $231.0 million in 1989. Principally due to these special charges, the Company had net losses of $1.4 billion in 1991, $436.7 million in 1990 and $639.3 million in 1989. No assurance can be given that the Company will not experience losses in the future.

SYSTEMS INTEGRATION CONTRACTS

     Certain of the Company's systems integration contracts are fixed-price contracts under which the Company assumes the risk for the delivery of the contracted services at an agreed-upon fixed price. The Company has at times experienced problems in performing certain of its fixed-price contracts on a profitable basis and has provided periodically for adjustments to the cost to complete such contracts. In the fourth quarter of 1995, the Company recorded a pretax charge for contract losses of $129.0 million, primarily relating to a few large, multi-year, fixed-price systems integration contracts. In the first quarter of 1997, the Company recorded charges of approximately $25 million for additional estimated contract costs identified during the quarter. There can be no assurance that the Company will not experience such contract performance problems in the future, which problems could affect the Company's results of operations.

IMPORTANCE OF INTERNATIONAL OPERATIONS

     Revenue from international operations accounted for approximately 60% of the Company's total revenue in each of the last three years. There is no material concentration of revenues in any particular country. Due to its foreign operations, the Company is exposed to the effects of foreign exchange rate fluctuations on the U.S. dollar.

     The Company uses foreign exchange forward contracts and options, generally having maturities of less than nine months, to reduce such exposure. Such contracts and options are entered into for the sole purpose of hedging certain transactional exposures. The Company does not hold or issue financial instruments for speculative trading purposes. In addition to fluctuations in foreign currency exchange rates, the Company's international business could be affected by many factors beyond its control, such as instability of foreign economies, U.S. and foreign government laws and policies affecting trade and investment, and governmental changes. Although the Company has not experienced any significant problems in foreign countries arising from such factors, there can be no assurance that such problems will not arise in the future.

NO DIVIDENDS ON COMMON STOCK; DIVIDEND LIMITATIONS

     The Company has not declared or paid any cash dividends on its Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. Certain of the Company's debt instruments and credit facilities contain financial covenants which limit the payment of dividends on the Company's capital stock. See "Price Range of Common Stock and 2006 Notes and Dividend Policy."

EFFECT OF CONVERSION OFFER ON EARNINGS OF THE COMPANY

     The payment of the cash premium equal to $155.00 for each $1,000 in principal amount of 2006 Notes plus fees and expenses incurred in connection with the Conversion Offer will be treated as a current expense for financial reporting purposes. Therefore, if $294 million in principal amount of the 2006 Notes is converted pursuant to the Conversion Offer, net income will be reduced by approximately $46.1 million in the period in which the Conversion Offer is completed, which will be in the fourth quarter of 1997 unless the Conversion Offer is extended or withdrawn by the Company. See "Unaudited Pro Forma Consolidated Financial Information."

CERTAIN CONSEQUENCES TO NON-TENDERING HOLDERS

     To the extent that 2006 Notes are tendered and accepted for conversion in the Conversion Offer, the trading market for the remaining 2006 Notes will become more limited. A security with a smaller outstanding principal amount available for trading (a smaller "float") may command a lower price than would a comparable security with a greater float. Therefore, the market price for the remaining 2006 Notes may be affected adversely to the extent that the number of 2006 Notes converted pursuant to the Conversion Offer reduces the float. The reduced float may also tend to make the trading price more volatile. Based upon the published guidelines of the NYSE, the Company does not believe that the conversion of up to $294 million in principal amount of the 2006 Notes pursuant to the Conversion Offer would cause the remaining 2006 Notes to be delisted from the NYSE. Noteholders are not entitled to appraisal rights in connection with the Conversion Offer.

CHANGES IN OUTSTANDING SHARES

     As of September 30, 1997, there were 360.0 million authorized shares of Common Stock, of which approximately 175.8 million shares were issued and outstanding and 151.0 million shares were reserved for issuance upon conversion of outstanding securities (including the 2000 Notes and the 2006 Notes) or pursuant to various employee benefit plans. After September 30, 1997, the Company issued approximately 33.7 million shares of Common Stock previously reserved for issuance in connection with the call for redemption of the 2000 Notes. If $294 million in principal amount of the 2006 Notes is converted pursuant to the Conversion Offer, approximately 42.8 million of the shares of Common Stock previously reserved for issuance upon conversion of the 2006 Notes will be issued and outstanding. See "Description of Capital Stock," "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information." The issuance of the additional shares of Common Stock pursuant to the Conversion Offer represents a conversion rate of
145.4545 shares for each $1,000 in principal amount of 2006 Notes accepted for conversion pursuant to the Conversion Offer (based upon the 2006 Notes' original conversion price of $6.875 per share of Common Stock).

NO RECOMMENDATION

     Neither the Company's Board of Directors nor the Company makes any recommendation to Noteholders as to whether to tender or refrain from tendering in the Conversion Offer. Participation in the Conversion Offer is voluntary and Noteholders should carefully consider whether to accept. Noteholders are urged to consult their financial and tax advisors in making their own decisions on what action to take in light of their own particular circumstances.

         PRICE RANGE OF COMMON STOCK AND 2006 NOTES AND DIVIDEND POLICY

     The following table sets forth the reported high and low sale prices of the Company's Common Stock as reported on the NYSE Composite Tape and of the 2006 Notes as reported in the over-the-counter market for the periods indicated.

                                                            COMMON STOCK         2006 NOTES(a)
                                                           --------------       ---------------
                                                           HIGH       LOW       HIGH       LOW
                                                           ----       ---       ----       ----
1997
  Fourth Quarter (through November 6, 1997)..............  $16  1/2   $11 1/8   $238       $200
  Third Quarter..........................................   15  3/4     7 3/8    230 1/2    130
  Second Quarter.........................................    8          5 3/4    131        111
  First Quarter..........................................    7  5/8     6 1/4    130 1/2    116 1/2
1996
  Fourth Quarter.........................................    7  3/4     5 7/8    131        113 1/2
  Third Quarter..........................................    7  1/4     5 3/8    118        107
  Second Quarter.........................................    9  1/8     5 5/8    143 1/4    108
  First Quarter..........................................    7  3/4     5 3/8    114        105
1995
  Fourth Quarter.........................................    8  5/8     5 1/2     --         --
  Third Quarter..........................................   11          7 5/8     --         --
  Second Quarter.........................................   11  3/4     9 1/8     --         --
  First Quarter..........................................   10  1/8     8 1/2     --         --

---------------
(a) The 2006 Notes were issued on March 8, 1996.

     On November 6, 1997, the closing price of the Company's Common Stock on the NYSE was $13 13/16 per share and the closing price of the 2006 Notes in the over-the-counter market was $212 per $100 principal amount of 2006 Notes. As of September 30, 1997, there were approximately 37,600 holders of record of shares of the Company's Common Stock and nine holders of record of the 2006 Notes.

     Holders of Common Stock are entitled to receive dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company, subject to the prior rights of holders of any preferred stock of the Company. The Company has not declared or paid dividends on the Common Stock since 1990. The indenture governing certain of the Company's senior indebtedness generally limits dividends (other than certain dividends in arrears on the Company's preferred stock), distributions, repurchases or redemptions paid or made with respect to the Company's capital stock after June 30, 1992 to an aggregate amount equal to 50% of aggregate cumulative consolidated net income (as defined in the indenture), plus capital contributions and proceeds of equity issuances, plus $150 million.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to (i) the assumed conversion of $294 million in principal amount of the 2006 Notes into approximately 42.8 million shares of Common Stock pursuant to the Conversion Offer and (ii) the issuance by the Company of approximately 33.7 million shares of Common Stock on or prior to October 28, 1997 in connection with the call for redemption of the 2000 Notes (the "2000 Notes Conversion").

                                                                          SEPTEMBER 30, 1997
                                                                      ---------------------------
                                                                       ACTUAL      AS ADJUSTED(a)
                                                                      --------     --------------
                                                                         (MILLIONS OF DOLLARS)
Subordinated Debt:
  8 1/4% Convertible Subordinated Notes due 2000....................  $  344.8        $     --
  8 1/4% Convertible Subordinated Notes due 2006....................     299.0             5.0
Senior Debt, Excluding Current Portion..............................   1,411.1         1,411.1
                                                                      --------        --------
  Total Long-Term Debt..............................................   2,054.9         1,416.1
                                                                      --------        --------
Stockholders' Equity:
  Preferred Stock, par value $1 per share, 40.0 million shares
     authorized; 28.4 million shares issued.........................   1,420.2         1,420.2
  Common Stock, par value $.01 per share, 360.0 million shares authorized; actual: 176.5 million shares issued; as adjusted:
     253.0 million shares issued....................................       1.8             2.5
Accumulated Deficit.................................................    (744.4)         (790.5)
Other Capital.......................................................     858.7         1,487.3
                                                                      --------        --------
     Total Stockholders' Equity.....................................   1,536.3         2,119.5
                                                                      --------        --------
          Total Capitalization......................................  $3,591.2        $3,535.6
                                                                      ========        ========

---------------
(a) "As Adjusted" information also includes an increase to Other Capital reflecting interest accrued to the redemption date for the 2000 Notes, a decrease to Other Capital reflecting unamortized costs associated with issuance of the 2006 Notes and the 2000 Notes, a decrease to Other Capital reflecting costs of the 2000 Notes Conversion, and an increase in Accumulated Deficit reflecting the cash premium equal to $155.00 for each $1,000 in principal amount of 2006 Notes plus fees and expenses incurred in connection with the Conversion Offer.

      SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

     The following table presents selected historical consolidated financial data of the Company as of December 31, 1996 and 1995 and as of September 30, 1997 and 1996 and for the fiscal years and nine-month periods ended on such dates. The selected consolidated financial data for the full year periods have been derived from audited Consolidated Financial Statements of the Company. The selected consolidated financial data for the interim periods have been derived from unaudited interim consolidated financial statements of the Company. Such selected financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's Consolidated Financial Statements and the notes thereto incorporated herein by reference to the Company's Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q. Results of operations for interim periods should not be regarded as necessarily indicative of the results of operations for the full year. In the opinion of the Company's management, the unaudited interim statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such interim periods. The comparability of the results for the periods presented is significantly affected by certain events, as described in Note 2 to the Company's Consolidated Financial Statements.

                                                               NINE MONTHS ENDED            YEAR ENDED
                                                                 SEPTEMBER 30,             DECEMBER 31,
                                                             ---------------------     ---------------------
                                                               1997         1996         1996       1995(a)
                                                             --------     --------     --------     --------
                                                              (MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
RESULTS OF OPERATIONS DATA:
Revenue....................................................  $4,737.4     $4,559.0     $6,370.5     $6,342.3
Operating Income (Loss)....................................     396.3        180.5        327.4       (562.1)
Interest Expense...........................................     179.4        185.5        249.7        202.1
Income (Loss) From Continuing Operations Before Income
  Taxes and Extraordinary Item.............................     177.9          9.2         93.7       (781.1)
Income (Loss) From Continuing Operations Before
  Extraordinary Item.......................................     112.1          6.1         61.8       (627.3)
Income From Discontinued Operations........................        --           --           --          2.7
Extraordinary Item.........................................        --           --        (12.1)          --
Net Income (Loss)..........................................     112.1          6.1         49.7       (624.6)
Earnings (Loss) From Continuing Operations Per Common Share
  Primary..................................................       .16         (.49)        (.34)       (4.37)
  Fully Diluted............................................       .16         (.49)        (.34)       (4.37)
Number of Shares Used in Earnings Per Share Computation
  Primary..................................................     176.8        172.4        172.6        171.2
  Fully Diluted............................................     176.8        172.4        172.6        171.2
Ratio of Earnings to Fixed Charges.........................      1.76          (b)         1.28          (b)
BALANCE SHEET DATA (AT END OF PERIOD):
Cash, Cash Equivalents and Marketable Securities...........  $  555.1     $  843.2     $1,034.8     $1,119.7
Working Capital............................................     282.3        170.4        668.0         71.3
Total Assets...............................................   6,151.4      6,698.7      6,967.1      7,113.2
Current Debt...............................................     233.8        448.4         19.7        355.6
Long-Term Debt.............................................   2,054.9      1,822.2      2,271.4      1,533.3
                                                             --------     --------     --------     --------
Total Debt.................................................   2,288.7      2,270.6      2,291.1      1,888.9
Preferred Stock............................................   1,420.2      1,570.2      1,420.2      1,570.3
Common Stockholders' Equity................................     116.1        171.0        185.8        289.9
Common Stockholders' Equity per Share......................       .66          .98         1.06         1.69

---------------
(a) For the year ended December 31, 1995, the Company recorded special pretax charges of $846.6 million.

(b) Earnings for the nine months ended September 30, 1996 and the year ended December 31, 1995 were inadequate to cover fixed charges by approximately $4.8 million and $776.1 million, respectively.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following pro forma consolidated financial data of the Company consist of unaudited Pro Forma Condensed Consolidated Balance Sheet Data as of December 31, 1996 and September 30, 1997 (the "Pro Forma Balance Sheet Data") and unaudited Pro Forma Condensed Consolidated Statement of Income Data for the year ended December 31, 1996 and the nine months ended September 30, 1997 (the "Pro Forma Statement of Income Data" and, collectively with the Pro Forma Balance Sheet Data, the "Pro Forma Information"). The Pro Forma Information gives effect to (i) the Conversion Offer, assuming that $294 million in principal amount of the 2006 Notes is converted into Common Stock and that the cash premium equal to $155.00 for each $1,000 in principal amount of 2006 Notes plus fees and expenses incurred in connection with the Conversion Offer are paid, and (ii) the 2000 Notes Conversion. The Pro Forma Balance Sheet Data are presented as if both the Conversion Offer and the 2000 Notes Conversion had been consummated on December 31, 1996 and September 30, 1997, respectively. The Pro Forma Statement of Income Data are presented as if the Conversion Offer and the 2000 Notes Conversion had been consummated as of the beginning of the periods shown.

     The Pro Forma Information should be read in conjunction with the separate historical financial statements of the Company, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this Offer of Premium. The Pro Forma Information does not purport to represent what the Company's financial position or results of operations would actually have been if the aforementioned transactions in fact had occurred on such date or at the beginning of the period indicated or to project the Company's financial position or results of operations at any future date or for any future period.

                                                                            NINE MONTHS        YEAR ENDED
                                                                               ENDED            DECEMBER
                                                                           SEPTEMBER 30,           31,
                                                                              1997(a)            1996(a)
                                                                           -------------       -----------
                                                                                  (MILLIONS, EXCEPT
                                                                             PER SHARE DATA AND RATIOS)
RESULTS OF OPERATIONS DATA:
Revenue..................................................................    $ 4,737.4          $ 6,370.5
Operating Income.........................................................        396.3              327.4
Interest Expense.........................................................        139.9              196.9
Income Before Income Taxes and Extraordinary Item........................        218.9              148.5
Income Before Extraordinary Item.........................................        138.7               97.4
Extraordinary Item.......................................................           --              (12.1)
Net Income...............................................................        138.7               85.3
Earnings (Loss) Before Extraordinary Item Per Common Share
  Primary................................................................          .21               (.09)
  Fully Diluted..........................................................          .21               (.09)
Number of Shares Used in Earnings Per Share Computation
  Primary................................................................        253.3              249.1
  Fully Diluted..........................................................        253.3              249.1
Ratio of Earnings to Fixed Charges.......................................         2.14               1.55
BALANCE SHEET DATA (AT END OF PERIOD):
Cash, Cash Equivalents and Marketable Securities.........................    $   505.2          $   984.9
Working Capital..........................................................        236.7              625.6
Total Assets.............................................................      6,091.5            6,905.5
Current Debt.............................................................        233.8               19.7
Long-Term Debt...........................................................      1,416.1            1,632.4
                                                                              --------           --------
Total Debt...............................................................      1,649.9            1,652.1
Preferred Stock..........................................................      1,420.2            1,420.2
Common Stockholders' Equity..............................................        699.3              770.7
Common Stockholders' Equity per Share....................................         2.77               3.07

---------------

(a) Results of Operations Data exclude the one-time charge against net income in the fourth quarter of 1997 for the cash premium equal to $155.00 for each $1,000 in principal amount of 2006 Notes plus fees and expenses incurred in connection with the Conversion Offer, estimated at approximately $46.1 million.

                              THE CONVERSION OFFER

GENERAL

     NEITHER THE COMPANY'S BOARD OF DIRECTORS NOR THE COMPANY MAKES ANY RECOMMENDATION TO HOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING IN THE CONVERSION OFFER. PARTICIPATION IN THE CONVERSION OFFER IS VOLUNTARY AND HOLDERS OF 2006 NOTES SHOULD CAREFULLY CONSIDER WHETHER TO ACCEPT. HOLDERS OF 2006 NOTES ARE URGED TO CONSULT THEIR FINANCIAL AND TAX ADVISORS IN MAKING THEIR OWN DECISIONS ON WHAT ACTION TO TAKE IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PURPOSE OF THE CONVERSION OFFER

     The principal purpose of the Conversion Offer is to improve the Company's finances by reducing the Company's debt and interest expense and to provide the Company with additional financial flexibility.

     Other than pursuant to the Conversion Offer, the Company has no present plans or intention to make acquisitions of or offers for the 2006 Notes. However, the Company will continue to monitor the market for the 2006 Notes and reserves the right, in its sole discretion, to acquire and to make offers for 2006 Notes subsequent to the Expiration Date for cash or in exchange for other securities, by optional redemption or otherwise. The terms of any such acquisitions or offers may differ from the terms of the Conversion Offer. Such acquisitions or offers, if any, may depend upon, among other things, the price and availability of the 2006 Notes and the Company's tax position. The 2006 Notes are not redeemable prior to March 15, 1999. After March 15, 1999, the 2006 Notes are redeemable by the Company, as a whole or in part, at any time upon at least 20 but not more than 60 days' notice, at the following prices (expressed as percentages of principal amount), together with accrued interest to the date fixed for redemption:

     If redeemed during the 12-month period beginning March 15:

                YEAR                                                PERCENTAGE
                --------------------------------------------------  ----------
                1999..............................................    105.775%
                2000..............................................    104.950
                2001..............................................    104.125
                2002..............................................    103.300
                2003..............................................    102.475
                2004..............................................    101.650
                2005..............................................    100.825

TERMS OF THE CONVERSION OFFER

     Upon the terms and subject to the conditions set forth herein and in the accompanying Notice of Special Conversion, the Company is offering to pay a Conversion Premium equal to $155.00 in cash plus accrued and unpaid interest from September 15, 1997 to the Expiration Date for each $1,000 in principal amount of 2006 Notes that is converted into Common Stock pursuant to the Conversion Offer prior to the Expiration Date; provided, however, that the Company will only accept for conversion pursuant to the Conversion Offer up to $294 million in principal amount of the 2006 Notes. A Noteholder whose 2006 Notes are tendered for conversion pursuant to the Conversion Offer will receive
145.4545 shares of Common Stock (based upon the 2006 Notes' original conversion price of $6.875 per share of Common Stock) and the Conversion Premium for each $1,000 in principal amount of 2006 Notes which is accepted by the Company for conversion. Fractional shares of Common Stock will not be issued in the Conversion Offer. A person otherwise entitled to a fractional share of Common Stock pursuant to the terms of the Conversion Offer will receive cash equal to the closing sale price of such fractional share on the NYSE on the Expiration Date.

     Upon the terms and subject to the conditions set forth herein and in the Notice of Special Conversion, the Company will accept 2006 Notes validly tendered and not withdrawn as promptly as practicable after the Expiration Date unless the Conversion Offer has been withdrawn or terminated. The Company will not accept 2006 Notes for conversion pursuant to the Conversion Offer prior to the Expiration Date. The Company expressly reserves the right, in its sole discretion, to delay acceptance of 2006 Notes tendered under the Conversion Offer, or the payment of the Conversion Premium (subject to Rules 13e-4 and 14e-1 under the Exchange Act, which require that the Company consummate the Conversion Offer or return the 2006 Notes deposited by or on behalf of the Holders thereof promptly after the termination or withdrawal of the Conversion Offer), or to withdraw or terminate the Conversion Offer and not accept any 2006 Notes at any time for any reason. In all cases, except to the extent waived by the Company or described herein, delivery of Common Stock and the Conversion Premium upon conversion of 2006 Notes pursuant to the Conversion Offer will be made only after timely receipt by the Conversion Agent of 2006 Notes (or confirmation of book-entry transfer of 2006 Notes), a properly completed and duly executed Notice of Special Conversion and any other documents required thereby.

     As of November 6, 1997, there was $299.0 million in principal amount of 2006 Notes outstanding. This Offer of Premium, together with the Notice of Special Conversion, is being sent to all registered Holders as of November 6, 1997.

     The Company shall be deemed to have accepted for conversion, pursuant to the Conversion Offer, validly tendered 2006 Notes (or defectively tendered 2006 Notes with respect to which the Company has waived such defect) when, as and if the Company has given oral or written notice thereof to the Conversion Agent. The Conversion Agent will act as agent for the tendering Holders for the purpose of receiving the Common Stock and the Conversion Premium from the Company and remitting such Common Stock and Conversion Premium to tendering Holders. Upon the terms and subject to the conditions of the Conversion Offer, delivery of Common Stock and the Conversion Premium due upon conversion of the 2006 Notes accepted pursuant to the Conversion Offer will be made as promptly as practicable after the Expiration Date.

     If any tendered 2006 Notes are not accepted for conversion pursuant to the Conversion Offer because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, unless otherwise requested by the Holder under "Special Delivery Instructions" in the Notice of Special Conversion, such 2006 Notes will be returned, without expense, to the tendering Holder thereof (or, in the case of 2006 Notes tendered by book-entry transfer into the Conversion Agent's account at DTC (as defined below), such 2006 Notes will be credited to an account maintained at DTC designated by the participant therein who so delivered such 2006 Notes), as promptly as practicable after the Expiration Date or the withdrawal or termination of the Conversion Offer.

     Holders who tender 2006 Notes in the Conversion Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Notice of Special Conversion, transfer taxes with respect to the conversion of 2006 Notes pursuant to the Conversion Offer. See "-- Fees and Expenses."

PRORATION

     If more than $294 million in principal amount of the 2006 Notes is properly tendered and not withdrawn prior to the Expiration Date, then the Company will, upon the terms and subject to the conditions of the Conversion Offer, accept 2006 Notes for conversion pursuant to the Conversion Offer on a pro rata basis based on the amount of 2006 Notes validly tendered (with adjustments to avoid conversions of 2006 Notes other than in increments of $1,000). Any 2006 Notes which are tendered but not accepted for conversion pursuant to the Conversion Offer will be returned to the tendering Noteholders. Holders of 2006 Notes which are not converted into Common Stock pursuant to the Conversion Offer will not be entitled to receive the Conversion Premium upon conversion of such 2006 Notes.

     In the event that proration is required, the Company does not expect that it would be able to announce the final proration factor or to commence delivery of Common Stock and the Conversion Premium for any 2006 Notes converted pursuant to the Conversion Offer until approximately seven NYSE trading days after the Expiration Date, because of the difficulty in determining the number of 2006 Notes validly tendered (including 2006 Notes tendered pursuant to the guaranteed delivery procedure described below) and not withdrawn prior to the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of 2006 Notes may obtain such preliminary information from the Information Agent and may also be able to obtain such information from their brokers.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The Conversion Offer will expire on the Expiration Date. The Company reserves the right to extend the period of time during which the Conversion Offer is open, in its sole discretion at any time and from time to time, by giving oral or written notice to the Conversion Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the Conversion Offer, all 2006 Notes previously tendered pursuant to the Conversion Offer and not withdrawn will remain subject to the Conversion Offer.

     The Company expressly reserves the right to (i) amend or modify the terms of the Conversion Offer in any manner and (ii) withdraw or terminate the Conversion Offer, at any time for any reason. If the Company makes a material change in the terms of the Conversion Offer, the Company will extend the Conversion Offer. The minimum period for which the Conversion Offer will be extended following a material change will depend upon the facts and circumstances, including the relative materiality of the change. With respect to a change in the consideration offered to holders of 2006 Notes, the Conversion Offer will be extended for a minimum of ten business days following public announcement of such change. Any withdrawal or termination of the Conversion Offer will be followed as promptly as practicable by public announcement thereof. In the event the Company withdraws or terminates the Conversion Offer, it will give immediate notice to the Conversion Agent, and all 2006 Notes theretofore tendered pursuant to the Conversion Offer will be returned promptly to the tendering Holders thereof. See "-- Withdrawal of Tendered 2006 Notes."

PROCEDURES FOR ACCEPTANCE OF CONVERSION OFFER

     To tender 2006 Notes pursuant to the Conversion Offer: (i) a properly completed and duly executed Notice of Special Conversion (or facsimile thereof) and any other documents required by the Notice of Special Conversion must be received by the Conversion Agent at one of its addresses set forth on the back cover of this Offer of Premium and certificates for the 2006 Notes to be tendered must be received by the Conversion Agent at one of such addresses by the Expiration Date; (ii) such 2006 Notes must be delivered by book-entry transfer pursuant to the procedures of ATOP described below (and a confirmation of such delivery received by the Conversion Agent) by the Expiration Date; or
(iii) the guaranteed delivery procedure described below must be complied with.

     The Company understands that the Conversion Agent will make a request to establish accounts with respect to the 2006 Notes at The Depository Trust Company ("DTC") for the purpose of facilitating the Conversion Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of 2006 Notes by causing DTC to transfer such 2006 Notes into the Conversion Agent's account with respect to the 2006 Notes in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for such book-entry transfers. The acceptance for conversion of 2006 Notes so tendered will only be made after timely confirmation of the book-entry transfer of such 2006 Notes into the Conversion Agent's account, and timely receipt by the Conversion Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Notice of Special Conversion. The term "Agent's Message" means a message, transmitted by DTC and received by the Conversion Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering 2006 Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Notice of Special Conversion, and that the Company may enforce such agreement against such participant. Holders of 2006 Notes tendered pursuant to the ATOP procedures do not have to deliver a Notice of Special Conversion. Although delivery of 2006 Notes may be effected through book-entry transfer in accordance with the ATOP procedures without delivery of a Notice of Special Conversion, any other documents required to be delivered pursuant to the Notice of Special Conversion must, as described herein, be received by the Conversion Agent at one of its addresses set forth on the back cover of this Offer of Premium by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Notice of Special Conversion and any other required documents to DTC does not constitute delivery to the Conversion Agent.

     Except as otherwise provided below, all signatures on a Notice of Special Conversion must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States each of which participates in a Medallion Program approved by the Securities Transfer Association, Inc. (each being an "Eligible Institution"). Signatures on a Notice of Special Conversion need not be guaranteed if (i) the Notice of Special Conversion is signed by the registered Holder of the 2006 Notes tendered therewith and such Holder has not completed the boxes entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Notice of Special Conversion or (ii) such 2006 Notes are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Notice of Special Conversion.

     If a Holder desires to tender 2006 Notes pursuant to the Conversion Offer and cannot deliver all required documents to the Conversion Agent by the Expiration Date, such 2006 Notes may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company is received by the Conversion Agent (as provided below) by the Expiration Date; and

          (iii) the certificates for such 2006 Notes (or a confirmation of a book-entry transfer of such 2006 Notes into the Conversion Agent's account at DTC), together with a properly completed and duly executed Notice of Special Conversion (or facsimile thereof) and any other documents required by the Notice of Special Conversion, are received by the Conversion Agent within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by mail, or, if from an Eligible Institution, by facsimile transmission, to the Conversion Agent, and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     Under federal income tax laws with respect to backup withholding, the Conversion Agent may be required to withhold 31% of the amount of any payments made to certain Holders pursuant to the Conversion Offer. In order to avoid such backup withholding, each tendering Holder and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the Notice of Special Conversion so as to provide the information and certification necessary to avoid backup withholding. Certain Holders (including, among others, all corporations and certain foreign individuals) are exempt from this backup withholding requirement. In order for a foreign individual to qualify for an exemption from backup withholding, that Holder must submit a statement, signed under penalties of perjury, attesting to his exempt status. Such statements can be obtained from the Conversion Agent. See Instruction 9 of the Notice of Special Conversion.

     Cash payments made pursuant to the Conversion Offer to a foreign Noteholder or his agent will be subject to withholding of federal income tax unless such foreign Holder provides the Conversion Agent with a certification, in form and substance satisfactory to the Company, in which such Holder certifies that such Holder's conversion of 2006 Notes into Common Stock and cash (including any cash received in lieu of a fractional share of Common Stock) qualifies as a sale or exchange, rather than as a dividend, for federal income tax purposes. The withholding rate is ordinarily 30% unless the foreign Holder is eligible for a reduced tax treaty rate with respect to dividend income, in which case withholding will be made at the reduced treaty rate, or the foreign Holder otherwise establishes to the satisfaction of the Conversion Agent that such Holder is exempt from tax on such conversion. See Instruction 10 of the Notice of Special Conversion. Foreign Noteholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption or for a refund of all or a portion of the tax withheld. See "Certain Federal Income Tax Considerations."

     The tender of 2006 Notes pursuant to the Conversion Offer in accordance with the procedures described above will constitute an agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Conversion Offer, including the tendering Holder's representation and warranty that (i) such Holder owns the 2006 Notes being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such 2006 Notes complies with Rule 14e-4.

     It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender 2006 Notes for his or her own account unless the person so tendering (i) has a net long position equal to or greater than the number of (a) 2006 Notes tendered or (b) other securities immediately convertible into, or exercisable or exchangeable for, the number of 2006 Notes tendered and will acquire such 2006 Notes for tender by conversion, exercise or exchange of such other securities and (ii) will cause such 2006 Notes to be delivered in accordance with the terms of the Conversion Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of 2006 Notes pursuant to any one of the procedures described above will constitute the tendering Holder's representation and warranty that (i) such Holder has a net long position in the 2006 Notes being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such 2006 Notes complies with Rule 14e-4.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for conversion of any tender of 2006 Notes will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of 2006 Notes determined by it not to be in proper form or the acceptance for conversion of, or conversion of, 2006 Notes that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of 2006 Notes. None of the Company, the Information Agent, the Conversion Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS IN CONNECTION WITH TENDERING PURSUANT TO THE CONVERSION OFFER IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER AND, EXCEPT AS OTHERWISE PROVIDED IN THE NOTICE OF SPECIAL CONVERSION, DELIVERY WILL BE DEEMED MADE ONLY WHEN DOCUMENTS ARE ACTUALLY RECEIVED BY THE CONVERSION AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED, AND SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Tenders of 2006 Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. 2006 Notes received by the Conversion Agent that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the Conversion Agent to the tendering Holder (or, in the case of 2006 Notes tendered by book-entry transfer into the Conversion Agent's account at DTC that are not validly tendered and as to which the irregularities have not been cured or waived, will be credited to an account maintained at DTC designated by the participant therein who so delivered such 2006 Notes), unless otherwise requested by the Holder in the Notice of Special Conversion, as promptly as practicable after the Expiration Date or the withdrawal or termination of the Conversion Offer.

WITHDRAWAL OF TENDERED 2006 NOTES

     Tenders of 2006 Notes made pursuant to the Conversion Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after 40 business days after the date of this Offer of Premium unless theretofore accepted for conversion as provided in this Offer of Premium.

     To be effective, a written or (where permitted) facsimile transmission notice of withdrawal must be timely received by the Conversion Agent at one of its addresses set forth on the back cover of this Offer of Premium and must specify the name of the person who tendered the 2006 Notes to be withdrawn and the amount of 2006 Notes to be withdrawn. If the 2006 Notes to be withdrawn have been delivered to the Conversion Agent, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of 2006 Notes tendered by an Eligible Institution) must be submitted prior to the release of such 2006 Notes. In addition, such notice must specify, in the case of 2006 Notes tendered by delivery of certificates, the name of the registered Holder (if different from that of the tendering Holder) and the serial numbers shown on the particular certificates evidencing the 2006 Notes to be withdrawn or, in the case of 2006 Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn 2006 Notes. Withdrawals may not be rescinded and 2006 Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Conversion Offer. However, withdrawn 2006 Notes may be retendered by again following one of the procedures described in "-- Procedures for Acceptance of Conversion Offer" at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Information Agent, the Conversion Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

NOTICE OF SPECIAL CONVERSION

     The Notice of Special Conversion contains, among other things, the following terms and conditions, which are part of the Conversion Offer:

          The party tendering 2006 Notes for conversion (the "Transferor") exchanges, assigns and transfers the 2006 Notes, as applicable, to the Company and irrevocably constitutes and appoints the Conversion Agent as the Transferor's agent and attorney-in-fact to cause the 2006 Notes to be assigned, transferred and converted. The Transferor represents and warrants that it has full power and authority to tender, exchange, convert, assign and transfer the 2006 Notes and to acquire Common Stock issuable upon the conversion of such tendered 2006 Notes, and that, when the same are accepted for conversion, the Company will acquire good and unencumbered title to the tendered 2006 Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the conversion, assignment and transfer of tendered 2006 Notes or transfer ownership of such 2006 Notes on the account books maintained by DTC. All authority conferred by the Transferor will survive the death, bankruptcy or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

CONVERSION AGENT AND INFORMATION AGENT

     The Bank of New York has been appointed as Conversion Agent for the Conversion Offer. Deliveries to the Conversion Agent should be made as follows:

                     By Mail:                           By Hand or Overnight Courier:
               The Bank of New York                         The Bank of New York
                     Floor 7E                                101 Barclay Street
                101 Barclay Street                            Corporate Trust
                New York, NY 10286                           Securities Window
               Attn: Enrique Lopez                             Ground Level
             Reorganization Section                          New York, NY 10286

         By Facsimile: (212) 571-3080 (for Eligible Institutions only)

                      For information call: (212) 815-2742

     Georgeson & Company Inc. has been retained by the Company as Information Agent for the Conversion Offer. Questions and requests for assistance regarding the Conversion Offer, requests for additional copies of this Offer of Premium or of the Notice of Special Conversion and requests for Notice of Guaranteed Delivery may be directed to the Information Agent at Wall Street Plaza, New York, New York 10005; telephone (800) 223-2064 ; Banks and Brokers please call
(800) 445-1790.

     The Company will pay the Conversion Agent and the Information Agent reasonable and customary fees for their services and will reimburse them for all of their reasonable out-of-pocket expenses in connection therewith.

FINANCIAL ADVISOR

     The Company has retained Bear, Stearns & Co. Inc. ("Bear Stearns") to render certain financial advisory and investment banking services, including certain services in connection with the Conversion Offer. Bear Stearns has not been retained to render, and has not rendered, an opinion as to the fairness of the Conversion Offer. For its services as financial advisor relating to the Conversion Offer, Bear Stearns has received a fee of $250,000. Bear Stearns also will be reimbursed by the Company for its reasonable out-of-pocket expenses and is entitled to be indemnified by the Company against certain liabilities, including certain liabilities under the federal securities laws.

ACCRUED INTEREST ON 2006 NOTES

     Although the Company is not required, pursuant to the terms of 2006 Notes, to pay accrued interest to holders of 2006 Notes that are converted pursuant to the Conversion Offer, interest accrued on the 2006 Notes from September 15, 1997 to the Expiration Date will be included in the Conversion Premium. No interest will accrue or be paid on the Conversion Premium. 2006 Notes which are not tendered or which are not accepted for conversion will continue to receive interest in accordance with the 2006 Notes. In the event that the Conversion Offer expires on December 8, 1997 without being extended, the accrued interest payable to tendering Holders will be $19.0208 for each $1,000 in principal amount of 2006 Notes tendered.

SECURITY OWNERSHIP OF 2006 NOTES

     As of the date of this Offer of Premium, none of the officers and directors of the Company owns any 2006 Notes.

FEES AND EXPENSES

     Tendering Noteholders will not be obligated to pay brokerage commissions, solicitation fees, or, subject to Instruction 5 of the Notice of Special Conversion, transfer taxes on the acquisition of the 2006 Notes by the Company or the issuance of shares of Common Stock in the Conversion Offer. The total cash expenditures (excluding the Conversion Premium) to be incurred by the Company in connection with the Conversion Offer, including printing, accounting and legal fees, the fees and expenses of the Conversion Agent and the Information Agent and the fees and expenses of Bear Stearns described above, are estimated to be approximately $500,000. The Company will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of 2006 Notes in connection with the Conversion Offer.

                          DESCRIPTION OF CAPITAL STOCK

     The following descriptions do not purport to be complete and are subject to, and qualified in their entirety by reference to, the more complete descriptions thereof set forth in (1) the Company's Certificate of Incorporation; (2) the Company's By-Laws and (3) the Rights Agreement (as defined below), all of which have been filed with the Commission and are incorporated herein by reference.

     The Company's authorized capital stock consists of 360.0 million shares of Common Stock, par value $.01 per share, and 40.0 million shares of Preferred Stock, par value $1 per share. Under the Company's

Certificate of Incorporation, the Board of Directors may, by resolution, establish series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine.

     As of September 30, 1997, there were approximately 175.8 million shares of Common Stock outstanding, and the Company had reserved approximately 151.0 million additional shares of Common Stock for issuance pursuant to various employee benefit plans and upon conversion of outstanding securities, including the 2000 Notes and the 2006 Notes. After September 30, 1997, the Company issued approximately 33.7 million shares of Common Stock previously reserved for issuance in connection with the 2000 Notes Conversion.

     The Board of Directors has authorized the issuance of 30.0 million shares of Series A Preferred Stock and 1.5 million shares of Junior Preferred Stock. As of September 30, 1997, there were approximately 28.4 million shares of Series A Preferred Stock and no shares of Junior Preferred Stock outstanding.

COMMON STOCK

  General

     Subject to the rights of the holders of shares of Preferred Stock, holders of shares of Common Stock (1) are entitled to receive dividends when and as declared by the Board of Directors of the Company from funds legally available for that purpose; (2) have the exclusive right, except as otherwise may be required by law, to vote for the election of directors and for all other purposes and (3) are entitled, upon any liquidation, dissolution or winding up of the Company, to a pro rata distribution of the assets and funds of the Company available for distribution to stockholders. Each share of Common Stock is entitled to one vote on all matters on which stockholders generally are entitled to vote. Holders of shares of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock or securities convertible into shares of Common Stock. The Common Stock is traded on the NYSE and prices are reported by the NYSE Composite Tape under the symbol "UIS".

  Dividend Limitations

     The Company has not declared or paid any cash dividends on the Common Stock since 1990 and does not anticipate declaring or paying dividends on the Common Stock in the foreseeable future. In addition, the Company's most restrictive outstanding debt instruments generally limit aggregate dividends paid on the Company's capital stock since June 30, 1992 (other than $185 million paid in respect of dividends in arrears) to an amount no greater than 50% of cumulative consolidated net income since July 1, 1992, plus capital contributions and proceeds of equity issuances, plus $150 million.

  Preferred Share Purchase Rights and Junior Participating Preferred Stock

     The Company has distributed to its stockholders one Preferred Share Purchase Right (the "Rights") with respect to each outstanding share of Common Stock pursuant to a Rights Agreement (the "Rights Agreement") dated as of March 7, 1986 between the Company and Harris Trust Company of New York, as Rights Agent. Each Right entitles the holder thereof, until the earlier of March 17, 2001 or the redemption of the Rights, to buy one three-hundredth of a share of the Junior Preferred Stock at an exercise price of $75. The Rights are represented by the certificates for shares of Common Stock and will not be exercisable, or transferable apart from the shares of Common Stock, until the earlier of the tenth day after the announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock (a "20% holder") or the tenth day after a person commences, or announces an intention to commence, an offer, the consummation of which would result in a person beneficially owning 30% or more of the shares of Common Stock as of such date (the earlier of such dates being called the "Distribution Date"). The Rights could then begin trading separately from the shares of Common Stock.

     In the event that the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the exercise price of the Right, that number of shares of common stock of the surviving company which, at the time of such transaction, would have a market value of two times the exercise price of the Right. Alternatively, if a 20% holder were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, each Right not owned by the 20% holder would become exercisable for the number of shares of Common Stock which, at that time, would have a market value of two times the exercise price of the Right.

     The Rights are redeemable at $.01 2/3 per Right at any time prior to the time that a person or group has acquired beneficial ownership of 20% of the shares of Common Stock. The Rights will expire on March 17, 2001 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company in accordance with their terms. At no time will the Rights have any voting rights.

     The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed with the Commission an exhibit to the Company's Annual Report on Form 10-K.

     The shares of Junior Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Preferred Stock will have a minimum preferential quarterly dividend of $15 per share, but will be entitled to a dividend of 300 times the aggregate dividend declared per share of Common Stock. In the event of liquidation, the holders of the shares of Junior Preferred Stock will receive a preferred liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment per share equal to 300 times the payment made per share of Common Stock. Each share of the Junior Preferred Stock will have 300 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of the Junior Preferred Stock will be entitled to receive 300 times the amount received per share of Common Stock. The Junior Preferred Stock has customary antidilution provisions to protect the dividend, liquidation and voting rights described above.

     The purchase price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of the shares of Junior Preferred Stock; (2) as a result of the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for shares of Junior Preferred Stock or of securities convertible into shares of Junior Preferred Stock (at a price, or with a conversion price, respectively, less than the then current market price for the shares of Junior Preferred Stock) or (3) as a result of the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. The percentage of a share of Junior Preferred Stock for which a Right is exercisable and the number of Rights outstanding are also subject to adjustment in the event of dividends on the shares of Common Stock payable in shares of Common Stock or subdivisions, combinations or consolidations of the shares of Common Stock, occurring, in any case, before the Rights become exercisable or transferable apart from the shares of Common Stock.

     One Right is presently associated with each issued and outstanding share of Common Stock. The Company will issue one Right with each share of Common Stock issued upon the conversion of any 2006 Note unless, prior to such conversion, the Rights are redeemed or become exercisable and transferable apart from the shares of Common Stock.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms that the Board of Directors determines are not in the best interests of the Company's stockholders, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 2/3 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock.

  Anti-Takeover Provisions

     The Company is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (1) prior to such time, either the business combination or such transaction is approved by the board of directors of the corporation; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock or (3) at or after such time the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's outstanding voting stock.

     The Company's Certificate of Incorporation and By-Laws contain certain anti-takeover provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors. Such provisions may also render the removal of the current Board of Directors more difficult.

     The Company's Certificate of Incorporation and By-Laws provide that the Board of Directors shall consist of not less than 10 nor more than 20 directors (subject to any rights of the holders of shares of Preferred Stock to elect additional directors), with the exact number to be fixed by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board. The Board of Directors is divided into three classes of directors, which classes are as nearly equal in number as possible. One class of directors is elected each year for a term of three years. Directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all capital stock of the Company entitled to vote generally in the election of directors (the "Voting Stock"), voting as a single class. Subject to any rights of the holders of shares of Preferred Stock, vacancies in the Board of Directors and newly created directorships are filled for the unexpired term only by the vote of a majority of the remaining directors in office. Pursuant to the Certificate of Incorporation, advance notice of stockholder nominations for the election of directors must be given in the manner provided in the Company's By-Laws. The By-Laws provide that written notice of the intent of a stockholder to make a nomination at a meeting of stockholders must be delivered to the Secretary of the Company not less than 90 days prior to the date of the meeting, in the case of an annual meeting, and not more than seven days following the date of notice of the meeting, in the case of a special meeting. The notice must contain certain background information about the nominee and the number of shares of the Company's capital stock beneficially owned by the nominee. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and By-Laws discussed above.

     The Company's Certificate of Incorporation also provides that certain mergers, consolidations, sales or other transfers of assets of, issuances or reclassifications of securities of, or adoptions of plans of liquidation by the Company (individually, a "Business Combination") must be approved by an affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, when such action involves a person (an "Interested Stockholder") who beneficially owns more than 20% of the voting power of the then outstanding shares of Voting Stock, unless certain minimum price, form of consideration and procedural requirements (the "Fair Price Provisions") are satisfied or unless a majority of the directors not affiliated with the Interested Stockholder approve the Business Combination. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal such provisions of the Certificate of Incorporation.

     Under the Certificate of Incorporation and By-Laws, except as otherwise required by law and subject to the rights of the holders of shares of Preferred Stock, stockholders may not call a special meeting of stockholders. Only the Board of Directors, pursuant to a resolution adopted by a majority of the entire Board, may call a special meeting of stockholders. The General Corporation Law of the State of Delaware provides that, unless specifically prohibited by the certificate of incorporation, any action required or permitted to be taken by stockholders of a corporation may be taken without a meeting, without prior notice, and without a stockholder vote if a written consent or consents setting forth the action to be taken is signed by the holders of outstanding shares of capital stock having the requisite number of votes that would be necessary to authorize or take such action at a meeting of stockholders. The Company's Certificate of Incorporation requires that stockholder action be taken at a meeting of stockholders and prohibits stockholder action by written consent. The affirmative vote of the holders of 80% or more of the voting power of the then outstanding shares of Voting Stock, voting as a single class, is required to amend, alter or repeal the provisions of the Certificate of Incorporation and By-Laws discussed above.

     The purpose of certain provisions of the Certificate of Incorporation and By-Laws discussed above relating to (1) a classified Board of Directors; (2) the removal of directors and the filling of vacancies; (3) the prohibition of stockholder action by written consent and (4) supermajority voting requirements for the repeal of provisions (1) through (3) is to help assure the continuity and stability of the business strategies and policies of the Company and to discourage certain types of transactions that involve an actual or threatened change of control of the Company. They are designed to make it more difficult and time-consuming to change majority control of the Board of Directors and thus to reduce the vulnerability of the Company to an unsolicited takeover proposal that does not contemplate the acquisition of at least 80% of the voting power of all of the Voting Stock or to an unsolicited proposal for the restructuring or sale of all or part of the Company.

     Such charter and by-law provisions may make more difficult or discourage a proxy contest, or the assumption of control, by a holder of a substantial block of shares of Common Stock, or the removal of the incumbent Board of Directors, and could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the Fair Price Provisions discussed above provide that certain business combinations involving the Company and a certain type of stockholder which do not meet specified criteria or are not approved by supermajority vote cannot be consummated without the approval of a majority of those directors who are not affiliated with such stockholder, such provisions could give incumbent management the power to prevent certain takeovers. The Fair Price Provisions may also discourage attempts to effect a "two-step" acquisition in which a third party purchases a controlling interest in cash and acquires the balance of the voting stock of the Company for less desirable consideration. Under the classified board and related provisions, the third party would not immediately obtain the ability to control the Board of Directors through its first-step acquisition and, under the Fair Price Provisions, having made the first-step acquisition, the third party could not acquire the balance of the Voting Stock for a lower price without a supermajority vote or the approval of a majority of such unaffiliated directors.

     These provisions of the Certificate of Incorporation and By-Laws help ensure that the Board of Directors, if confronted with an unsolicited proposal from a third party which has acquired a block of shares of Common Stock, will have sufficient time to review the proposal and to consider appropriate alternatives for the Company's stockholders.

     Such charter and by-law provisions are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Board of Directors, who would then be in a position to negotiate a transaction which would treat all stockholders in substantially the same manner. Such provisions may have the effect of discouraging a third party from making an unsolicited tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the provisions are designed to discourage accumulations of large blocks of shares of Common Stock by purchasers whose objective is to have such shares repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of Common Stock caused by such accumulations. Accordingly, stockholders of the Company could be deprived of certain opportunities to sell their shares at a temporarily higher market price.

     The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of the Company. See "Common Stock-Preferred Share Purchase Rights and Junior Participating Preferred Stock".

SERIES A PREFERRED STOCK

     The Series A Preferred Stock ranks prior to the Common Stock and the Junior Preferred Stock as to payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company.

     The Series A Preferred stock accrues quarterly cumulative dividends at the annual rate of $3.75 per share and is entitled to receive $50 per share, plus accrued and unpaid dividends, upon liquidation. The shares of Series A Preferred Stock are convertible, at the option of the holders thereof, into shares of Common Stock at a conversion price of $29.93 per share, subject to adjustment to prevent dilution under certain circumstances. For purposes of calculating the number of shares of Common Stock into which shares of Series A Preferred Stock are convertible at the conversion price, the price per share of the Series A Preferred Stock is $50. Each share of Series A Preferred Stock is currently convertible into 1.67 shares of Common Stock. The Series A Preferred Stock is redeemable at the option of the Company at a redemption price of $50 per share. If dividends on the shares of Series A Preferred Stock and any class or series of stock ranking on a parity with the Series A Preferred Stock as to dividends (the "Parity Dividend Stock") are in arrears in an amount equal to at least six quarterly dividends, the number of directors of the Company will be increased by two as of the date of the next meeting of stockholders at which directors are to be elected, and the holders of shares of Series A Preferred Stock and of Parity Dividend Stock (voting together as a separate class) will be entitled to vote for and to elect such additional directors. The holders of shares of Series A Preferred Stock have certain voting rights if the Company determines to authorize, create or issue, or increase the authorized amount of, any class or series of stock ranking prior to or on a parity with the Series A Preferred Stock. The consent of the holders of a majority of the outstanding shares of Series A Preferred Stock (voting separately as a class with all other series of capital stock ranking on a parity as to dividends or upon liquidation with the Series A Preferred Stock and also being affected) is also required to amend the Company's Certificate of Incorporation if the amendment would have a materially adverse effect on the powers, preferences or special rights of the Series A Preferred Stock.

                          TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust Company of New York.

                           SOURCE AND AMOUNT OF FUNDS

     Assuming that $294 million in principal amount of the 2006 Notes is converted pursuant to the Conversion Offer, the Company estimates that the total amount of cash required by the Company to pay the Conversion Premium (excluding accrued interest) and the fees and expenses related to the Conversion Offer will be approximately $46.1 million. The Company expects to obtain such amounts from working capital.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material United States federal income tax considerations relevant to a conversion of 2006 Notes into Common Stock and the payment of the Conversion Premium and the ownership and disposition of Common Stock by persons acquiring Common Stock pursuant to the Conversion Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including Proposed Regulations and Temporary Regulations) promulgated thereunder, Internal Revenue Service ("IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary is applicable only to Holders who hold 2006 Notes as a capital asset and who will hold any Common Stock received in the Conversion Offer as a capital asset.

     This summary does not discuss all tax consequences that may be relevant to a particular Holder in light of the Holder's particular circumstances and it is not intended to be applicable in all respects to all categories of investors, some of whom -- such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold 2006 Notes or the Common Stock received in the conversion as a position in a "straddle," as part of a "synthetic security," "hedge," "conversion transaction," "constructive sale transaction" or other integrated investment or persons whose functional currency is other than United States dollars -- may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Holder's decision to convert 2006 Notes for Common Stock and the Conversion Premium pursuant to the Conversion Offer.

     ALL NOTEHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE CONVERSION OF 2006 NOTES AND THE OWNERSHIP AND DISPOSITION OF COMMON STOCK RECEIVED IN THE CONVERSION OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CONVERSION AND RECEIPT OF CONVERSION PREMIUM

     Recognition of Gain or Loss on Conversion. The conversion of 2006 Notes into Common Stock and the Conversion Premium (the "Conversion") will not be a taxable transaction to the Company, but may be a taxable transaction to the Noteholders to the extent of the cash received, with the consequences described below.

     A Noteholder whose 2006 Notes are converted into Common Stock and the Conversion Premium will recognize gain to the extent of the lesser of (i) the excess of the fair market value of the total amount received in the Conversion (i.e., the sum of the value of the Common Stock and the Conversion Premium, excluding the accrued interest portion thereof) over such Noteholder's tax basis in the 2006 Notes converted, or (ii) the amount of the Conversion Premium, excluding the accrued interest portion thereof. Such gain would likely be capital gain (subject to the market discount rules discussed below). Under recently enacted legislation, capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. To the extent the Conversion Premium (excluding the accrued interest portion thereof) exceeds the amount specified in clause (i) above, such amount will not be currently taxable but will reduce a Noteholder's basis in the Common Stock received in the Conversion as discussed below. A Noteholder is not allowed to recognize a loss on the Conversion.

     Basis and Holding Period of Common Stock Received. A Holder's tax basis in the Common Stock received in the Conversion will be equal to the Holder's tax basis in the 2006 Notes converted in the Conversion, increased by the amount of any gain recognized by the Holder and decreased by the amount of the Conversion Premium (excluding the accrued interest portion thereof) received. The holding period of the Common Stock will include the holding period of the 2006 Notes converted in the Conversion.

     Cash in Lieu of Fractional Shares. Holders who receive cash in lieu of fractional shares of Common Stock should be treated as having received the cash in redemption of the fractional share interest and should generally recognize capital gain or loss equal to the difference between the amount of cash received and the Holder's tax basis in such fractional share interest. Under recently enacted legislation, capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations.

     Accrued Interest. Pursuant to the Conversion Offer, Noteholders will receive, in cash, the interest which has accrued on the 2006 Notes from September 15, 1997 to the Expiration Date. This amount will be taxable to the Holders as ordinary interest income at the time it is paid or accrued in accordance with such Holder's method of accounting for tax purposes.

     Market Discount. The Code generally requires Holders of "market discount bonds" to treat as interest income any gain realized on the disposition of such bonds to the extent of the market discount accrued during the Holder's period of ownership. A "market discount bond" generally is a debt obligation purchased at a market discount, subject to a statutory de minimis exception. For this purpose, a purchase at a market discount includes a purchase at or after the original issue at a price below the stated redemption price at maturity.

     An exception to the market discount rules is made for certain nonrecognition transactions, such as the Conversion Offer. According to this exception, Holders of 2006 Notes will be required to treat accrued market discount as interest income at the time of the conversion only to the extent gain is recognized by the Holder pursuant to the Conversion Offer. However, on a subsequent disposition of the Common Stock received in the Conversion Offer, gain realized on the disposition will be treated as ordinary income to the extent of the market discount accrued by the Holder prior to the Conversion Offer but not recognized at the time of the conversion.

     A Holder's accrued market discount generally equals a percentage of the bond's market discount, which is based on the number of days the Holder held the bond at the time of its disposition, over the number of days from the date the Holder acquired the bond to its date of maturity. Also, Holders of market discount bonds are required, under certain circumstances, to defer the deduction of all or a portion of the interest on indebtedness incurred or maintained to acquire or carry market discount bonds. Neither the rule treating accrued market discount as ordinary income on a disposition nor the rule deferring interest deductions applies if the Holder of a "market discount bond" elects to include the accrued market discount in income currently. This election would apply to all market discount bonds acquired on or after the first day of the first taxable year to which the election applies, and may be revoked only with the consent of the IRS.

     Sale or Exchange of Common Stock. In general, subject to the market discount rules discussed above, the sale, exchange or redemption of the Common Stock received in the Conversion Offer will result in capital gain or loss equal to the difference between the amount realized and the Holder's adjusted tax basis in the Common Stock immediately before such sale, exchange or redemption. For a discussion of the determination of a Holder's initial tax basis in the Common Stock, see "Conversion and Receipt of Conversion Premium -- Basis and Holding Period of Common Stock Received." Under recently enacted legislation, capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation which may vary depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations.

     Non-United States Noteholders. If a "Non-United States Noteholder" converts a 2006 Note into Common Stock and cash (including any cash received in lieu of a fractional share of Common Stock) and does not prove, in a manner satisfactory to the Company or other withholding agent, that the cash is not treated as a dividend for U.S. federal income tax purposes, United States federal withholding tax will be withheld from the proceeds at a rate of 30% of the gross amount of such proceeds unless such Holder establishes that it is eligible for a reduced tax treaty rate with respect to dividend income, in which case the tax will be withheld at the reduced rate, or establishes that it is otherwise exempt from such tax. Non-United States Noteholders should consult their tax advisors regarding these withholding rules and the procedures for obtaining a refund if the amount withheld exceeds the Non-United States Noteholder's final tax liability.

     For this purpose, a Non-United States Noteholder is any person who, for United States federal income tax purposes, is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any State, or (iii) a domestic trust or estate.

BACKUP WITHHOLDING

     ANY NOTEHOLDER PARTICIPATING IN THE CONVERSION WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE NOTICE OF SPECIAL CONVERSION (OR, IN THE CASE OF A NON-UNITED STATES HOLDER, FORM W-8 WHICH MAY BE OBTAINED FROM THE CONVERSION AGENT) MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH NOTEHOLDER PURSUANT TO THE CONVERSION OFFER. To prevent backup United States federal income tax withholding with respect to payments pursuant to the Conversion (including the Conversion Premium and cash in lieu of any fractional share), a United States Holder must provide the Conversion Agent with such United States Holder's correct taxpayer identification number and certify that such United States Holder is not subject to backup withholding of federal income tax by completing the Substitute Form W-9 included in the Notice of Special Conversion. Certain Noteholders (including, among others, all corporations and certain foreign Noteholders) are exempt from backup withholding. For a Non-United States Holder to qualify as an exempt recipient, such Noteholder must submit an IRS Form W-8, signed under penalties of perjury, attesting to that Noteholder's exempt status. A copy of IRS Form W-8 may be obtained from the Conversion Agent.

     Unless a Noteholder provides the appropriate certification, the Conversion Agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to such Noteholder. The amount of any such backup withholding will be allowed as a credit against such Noteholder's United States federal income tax liability and may entitle such Noteholder to a refund, provided the required information is furnished to the IRS.

                                 MISCELLANEOUS

     Except as set forth below, neither the Company nor, to its knowledge, any of its subsidiaries, executive officers or directors or any associate of any such executive officer or director has engaged in any transactions involving the 2006 Notes or the Common Stock during the 40 business days preceding the date hereof. Neither the Company nor, to its knowledge, any of its executive officers or directors is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Conversion Offer with any other person with respect to the 2006 Notes or the Common Stock.

     On September 11, 1997, Robert H. Brust, Senior Vice President and Chief Financial Officer of the Company, was granted 75,000 restricted shares of Common Stock under the Company's 1990 Long-Term Incentive Plan (the "LTIP"). On September 23, 1997, pursuant to the terms of his employment agreement, Lawrence
A. Weinbach, Chairman, President and Chief Executive Officer of the Company, (1) was granted options under the LTIP to purchase an aggregate of 1,000,000 shares of Common Stock at a purchase price of $11.7813 per share, (2) was granted 169,762 restricted shares of Common Stock under the LTIP and (3) purchased 84,881 shares of Common Stock from the Company at a purchase price of $11.7813 per share. On October 17, 1997, Gail D. Fosler, a Director of the Company, purchased 10,300 shares of Common Stock in an open-market transaction at a purchase price of $14.75 per share. On October 20, 1997, Ms. Fosler purchased 8,000 shares of Common Stock in an open market transaction at a purchase price of $15 per share.

     Facsimile copies of the Notice of Special Conversion will be accepted. The Notice of Special Conversion and any other required documents should be sent by each Holder of 2006 Notes or his broker, dealer, commercial bank, trust company or other nominee to the Conversion Agent at one of the addresses set forth below:
                            The Conversion Agent is:

                              THE BANK OF NEW YORK

                      For information call: (212) 815-2742

                   By Mail:                           By Hand or Overnight Courier:
  (registered or certified mail recommended)
             The Bank of New York                          The Bank of New York
                   Floor 7E                                 101 Barclay Street
              101 Barclay Street                             Corporate Trust
              New York, NY 10286                            Securities Window
             Attn: Enrique Lopez                               Ground Level
            Reorganization Section                          New York, NY 10286

                           By Facsimile Transmission
                       (for Eligible Institutions only):
                                 (212) 571-3080

     PLEASE CONFIRM RECEIPT OF NOTICE OF GUARANTEED DELIVERY BY TELEPHONE.

                           The Information Agent is:
                        [GEORGESON & COMPANY INC. LOGO]
                               Wall Street Plaza
                               New York, NY 10005

                         Call Toll-Free: (800) 223-2064
                 Banks and Brokers, please call: (800) 445-1790

     Any questions or requests for assistance or additional copies of this Offer of Premium and the Notice of Special Conversion may be directed to the Information Agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Conversion Offer.